ECLIPSE FUNDS
51 Madison Avenue
New York, NY 10010

August 24, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eclipse Funds (the “Registrant”) Form N-14
File No. 333-160656

Dear Ms. Hatch:

This letter responds to comments that you and Mr. Frank Dalton provided telephonically on August 20-21, 2009 regarding Pre-Effective Amendment #1 to the Form N-14 relating to the merger of MainStay Small Cap Growth Fund (“Small Cap Growth Fund”) with and into the MainStay Small Company Value Fund (“Small Company Value Fund”) (the “Reorganization”) which was filed with the Commission on August 19, 2009. Your comments and the Registrant’s responses thereto are provided below.

Comment 1:  You noted that Small Company Value Fund will change its name to MainStay U.S. Small Cap Fund following shareholder approval of the Reorganization.  You also noted that the principal investment strategy of this Fund as of August 14, 2009 is to normally invest at least 80% of its assets in companies with market capitalizations at the time of investment comparable to companies in the Russell 2500TM Index.  You stated that it is your belief that the Russell 2500TM Index is comprised of small- and mid-capitalization securities and have asked us to further clarify the disclosure to confirm that the Fund will remain invested at least 80% in small capitalization securities.

Response:   The Registrant has modified the principal investment strategy of Small Company Value Fund to clarify that it will normally invest at least 80% of its assets in small capitalization companies defined to be those companies with market capitalizations at the time of purchase of $3.5 billion or less.
The Small Company Value Fund will retain the Russell 2500TM Index as its primary benchmark index.

The Registrant will notify shareholders of the clarification of the Fund’s 80% policy to reference the $3.5 billion market capitalization by means of a supplement to the Small Company Value Fund’s current prospectus.  In addition, we will also file these changes in the 497 filing for the Form N-14 for Small Cap Growth Fund and make the necessary changes to the definitive Schedule 14A being filed separately for Small Company Value Fund for the purpose of seeking shareholder approval of a new subadvisory agreement for that Fund.  We enclose the marked pages of the N-14 for your reference.

Comment 2:  You asked us to explain why we did not provide shareholders with 60 days’ notice prior to changing the Small Company Value Fund’s 80% non-fundamental policy adopted under Rule 35d-1.  You note that 60 days’ prior notice of any change in a fund’s non-fundamental 80% policy is required under Rule 35d-1.

Response:  The Registrant does not believe that the changes to the Small Company Value Fund’s 80% policy as described in the prospectus supplement filed with the SEC on June 29, 2009 (the “June 29th Supplement”) resulted in a change to its non-fundamental policy adopted under Rule 35d-1.  Please note that our current Statement of Additional Information provides that the Small Company Value Fund has adopted the following non-fundamental policy under Rule 35d-1:

To invest, under normal circumstances, at least 80% of its assets in securities of small capitalization companies, as defined from time to time in the current prospectus of the Fund.

Therefore, the Fund was not subject to the requirement of Rule 35d-1 to provide shareholders with 60 days’ prior notice before making these changes.

However, the Registrant nonetheless agrees to maintain compliance with the Fund’s prior 80% policy (to invest at least 80% of its assets in companies with market capitalizations at the time of investment comparable to companies in the Russell 2000 Value Index) until September 8, 2009, in order to provide shareholders with 60 days’ prior notice of this change. The Registrant will communicate this additional information to shareholders in the manner described above in the response to Comment #1 above.

Comment 3:  You asked us to explain why we notified shareholders of the changes in Small Company Value Fund’s principal investment strategy through a prospectus supplement and did not file an amendment to our registration statement under Rule 485(a).

Response:  The change to Small Company Value Fund’s non-fundamental 80% policy described in the June 29th Supplement was not material to require an amendment to its registration statement under Rule 485(a).  Similarly, the further clarification to be made to the Fund’s prospectus as discussed in the response to Comment #1 above is not material to require an amendment to its registration statement under Rule 485(a).

Comment 4:  You asked us to explain how we treat an investment that had a market capitalization of $3.5 billion or less at the time of purchase but subsequently increases in value in excess of $3.5 billion.

Response:    As described on page 4 of the proxy statement/prospectus, the Small Company Value Fund will measure the capitalization of companies at the time of investment.   If the capitalization of a company changes after investment so that it exceeds $3.5 billion, the portfolio managers are not required to sell or reduce the Fund’s position by virtue of that fact.  Instead, the portfolio managers will sell or reduce the position consistent with the Fund’s Investment Process described on pages 4 and 5 of the proxy statement/prospectus.

Comment 5:  You noted that the Russell 2500TM Index is rebalanced annually.  You asked if, when making an investment, we look at the capitalization range of the Russell 2500TM Index on the date of investment or if we look to some other reference date, such as the date of the last rebalance of the index.

Response:  The Registrant notes that, with the clarification to the Fund’s 80% policy referencing the $3.5 billion market capitalization, the issues presented by the staff’s comment are no longer present.

If you have any questions or comments in connection with the foregoing, please contact Erin G. Wagner of Dechert LLP at 202.261.3317, Corey F. Rose of Dechert LLP at 704.339.3164, or Marguerite E. H. Morrison at 973.394.4437.

Very truly yours,

/s/ Thomas C. Humbert, Jr.
Thomas C. Humbert, Jr.
Assistant Secretary

Enclosure

cc:	Sander M. Bieber, Dechert, LLP
Erin Wagner, Dechert, LLP
Marguerite E. H. Morrison, New York Life Investment Management LLC